Van Kampen Equity Growth Fund

Exhibit 77D

The Fund's investment policy of being permitted to invest up to 25% of its total assets in securities of foreign issuers was changes so that the Fund is now permitted to invest up to 35% of its total assets in securities of foreign issuers.